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                            DOV Pharmaceutical, Inc.
                              455 Hackensack Avenue
                          Hackensack, New Jersey 07601
                            Telephone: (201) 968-0980
                            Facsimile: (201) 968-0986


                                September 11, 2003


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

RE: WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED BY DOV PHARMACEUTICAL, INC. (FILE NO. 333-081484)

Ladies and Gentleman:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, DOV Pharmaceutical, Inc. ("Registrant") hereby requests the withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-1 ("Post-Effective Amendment No. 1"), filed on July 29, 2003 (File No. 333-081484). Registrant respectfully requests that the Securities and Exchange Commission (the "Commission") consent to and grant an order authorizing the withdrawal of Post-Effective Amendment No. 1 as soon as possible.

         Post-Effective Amendment No. 1 relates to the offer and sale of the shares by the selling stockholder named in Post-Effective Amendment No. 1. This request is being made after consultation with the staff of the Division of Corporation Finance regarding the need to file a new registration statement for such offer and sale on Form S-1, rather than a post-effective amendment to an existing registration statement. Registrant currently intends to file such new registration statement on Form S-1 with the Commission later today.

         Post-Effective Amendment No. 1 has not been declared effective by the Commission and no securities have been sold under the preliminary prospectus contained within by Post-Effective Amendment No. 1.

         If you have any questions regarding the foregoing application for withdrawal, please contact either the Registrant's General Counsel, J. Robert Horton, at the number set forth above or its outside counsel, Scott F. Duggan, Esq., of Goodwin Procter LLP at (617) 570-1572.


                                      Regards,


                                      /s/ ARNOLD S. LIPPA
                                      --------------------------------
                                      Arnold S. Lippa
                                      Chief Executive Officer